Exhibit 99.1

ATA Reports Record Fiscal 2016 Third Quarter Financial Results, Raises Fiscal 2016 Net Revenue Guidance to Between RMB410.0 Million and RMB420.0 Million

Company to Hold Conference Call on Friday, February 19, 2016, at 8 a.m. ET

Beijing, China, February 18, 2016 (NY) / February 19, 2016 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal third quarter ended December 31, 2015 (“Third Quarter 2016”).

Third Quarter 2016 Financial and Operating Highlights (percentage changes and comparisons against fiscal third quarter ended December 31, 2014 (“Third Quarter 2015”))

•                  In December 2015, wholly owned subsidiary ATA Online (Beijing) Education Technology Co., Ltd. (“ATA Online”) gained approval and officially listed its shares on the National Equities Exchange and Quotations (“NEEQ”), or New Third Board, the over-the-counter stock exchange in China, under the stock code 835079.

•                  Net revenues of RMB221.4 million (US$34.2 million), up 80.0% primarily due to the National Unified Certified Public Accountants (“CPA”) exam being held in Third Quarter 2016, while the previous year’s exam was held in Second Quarter 2015, as well as increased exam volume contributions from the new Fund Practitioners Certification Exam and National Patent Agent Qualification Exam. Excluding the CPA exam, net revenues increased 18.7% to RMB146.1 million in Third Quarter 2016, from RMB123.0 million in Third Quarter 2015.

•                  Gross profit of RMB109.7 million (US$16.9 million), up 71.2%.

•                  Income from operations of RMB69.9 million (US$10.8 million), up 130.3%.

•                  Net income of RMB49.4 million (US$7.6 million), up 100.5%.

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB51.4 million (US$7.9 million), up 136.0% from RMB21.8 million.

•                  Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2016 were both RMB2.24 (US$0.34).

•                  Delivered approximately 5.1 million billable tests, compared to 2.6 million billable tests in Third Quarter 2015, up 98%, primarily due to the change in timing of the CPA exam.

•                  RMB283.7 million (US$43.8 million) in cash and cash equivalent and no long-term debt as of December 31, 2015.

•                  By January 26, 2016, the Company had completed the share repurchase plan authorized by its Board of Directors in September 2015. Under the plan, the Company had repurchased 567,132 ADSs at an average stock price of US$5.29.

•                  Mr. Zhilei Tong, founder and chairman of ChineseAll Digital Publishing Group Co. Ltd., was appointed to ATA’s Board of Directors as a new director on February 17, 2016.

Fiscal Year 2016 Outlook

•                  For the fiscal year ending March 31, 2016 (“Fiscal Year 2016”), ATA is raising its net revenue guidance to between RMB410.0 million and RMB420.0 million, from the previously provided range of RMB360.0 million and RMB380.0 million, and narrowing its non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) guidance to between RMB29.0 million and RMB34.0 million, from the previously provided range of between RMB28.0 million and RMB38.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the consumer market, all of which are at an early stage of business development, as well as unbudgeted expenses related to the listing of ATA Online’s shares on the New Third Board.

•                  For the quarter ending March 31, 2016 (“Fourth Quarter 2016”), ATA expects net revenues of between RMB43.0 million and RMB48.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During Third Quarter 2016, ATA successfully delivered the CPA exam for the fourth consecutive year, with over 1.9 million exams taken across China, and the Hong Kong and Macau Special Administrative Regions. The Company achieved significant exam volume growth during the period, delivering 5.1 million billable exams, primarily as a result of the CPA exam taking place in Third Quarter 2016, versus Second Quarter 2015 in the prior year, and increased volumes from the new Fund Practitioners Certification Exam and National Patent Agent Qualification Exam. Excluding the CPA exam, the Company’s Third Quarter 2016 net revenues increased 18.7% to RMB146.1 million from the prior-year period. We delivered campus recruitment exams for several major banks and well-known corporations, such as Sinopec, Lenovo, and China Mobile, and also established new client relationships in the private sector during Third Quarter 2016.  We successfully delivered new computer-based campus recruitment exams for China Merchants Bank, as well as new computer-based HR Select exams for the Industrial Bank of China. We were pleased to announce ATA’s engagement as the service provider for the first computer-based National Tax Adviser Occupational Qualification Exam, which is scheduled to be delivered in February 2016. ATA has successfully transitioned a number of exams from a traditional paper-and-pen format to a technology-based platform, and we are actively working with the China Certified Tax Agents Association on ensuring a smooth exam process on February 27-28, 2016.”

Operating Review

In Third Quarter 2016, ATA delivered a total of 5.1 million billable tests, compared to 2.6 million billable tests in Third Quarter 2015. The Company had a network of 3,250 authorized test centers throughout China as of December 31, 2015, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered approximately 75.4 million billable tests since it began operations in 1999.

GAAP Results

Third Quarter 2016

For Third Quarter 2016, ATA’s total net revenues were RMB221.4 million (US$34.2 million), an 80.0% increase from RMB123.0 million in Third Quarter 2015, primarily as a result of the CPA exam being held in Third Quarter 2016, while last year’s exam was held in Second Quarter 2015. Excluding the CPA exam, net revenues increased 18.7% to RMB146.1 million in Third Quarter 2016 from RMB123.0 million in Third Quarter 2015, primarily due to revenue contributions from the new Fund Practitioners Certification Exam and National Patent Agent Qualification Exam.

Gross profit for Third Quarter 2016 was RMB109.7 million (US$16.9 million), a 71.2% increase from RMB64.1 million in Third Quarter 2015. Gross margin was 49.5% in Third Quarter 2016, compared to 52.1% in Third Quarter 2015. The decrease was primarily a result of costs for certain client exams being recognized in Third Quarter 2016 while corresponding revenues will be recognized in Fourth Quarter 2016.

General and administrative expenses for Third Quarter 2016 were RMB18.0 million (US$2.8 million), compared to RMB9.4 million in Third Quarter 2015, primarily due to increased share-based compensation expenses (compared to those in the prior-year period as a result of the former CEO’s resignation) and professional service expenses related to ATA Online’s New Third Board listing.

Income from operations in Third Quarter 2016 was RMB69.9 million (US$10.8 million), up 130.3% from RMB30.4 million in Third Quarter 2015.

Income tax expense in Third Quarter 2016 was RMB18.5 million (US$2.9 million), compared to RMB6.3 million in Third Quarter 2015, primarily due to increased income before income taxes and an increased deferred tax asset valuation allowance as of December 31, 2015, resulting from the restructuring of ATA’s testing services business into ATA Online in connection with the New Third Board listing.

Net income for Third Quarter 2016 was RMB49.4 million (US$7.6 million), up 100.5% from RMB24.6 million in Third Quarter 2015. For Third Quarter 2016, basic and diluted earnings per common share were both RMB1.08 (US$0.17), compared to RMB0.53 in Third Quarter 2015. Basic and diluted earnings per ADS were both RMB2.16 (US$0.34) in Third Quarter 2016, compared to RMB1.06 in Third Quarter 2015.

Non-GAAP Measures

Adjusted net income for Third Quarter 2016, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), totaled RMB51.4 million (US$7.9 million), compared to RMB21.8 million in Third Quarter 2015. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2016 were both RMB1.12 (US$0.17).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Third Quarter 2016 were both RMB2.24 (US$0.34), compared to RMB0.94 in Third Quarter 2015.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Third Quarter 2016 was 22.8 million. Each ADS represents two common shares.

Share Repurchase Plan

In September 2015, ATA’s Board of Directors approved a share repurchase plan authorizing the Company to repurchase up to US$3.0 million of its issued and outstanding ADSs on the open market and through privately negotiated transactions. By January 26, 2016, the Company had completed this share repurchase plan under which it purchased 567,132 ADSs at an average stock price of US$5.29.

Guidance for Fiscal Year 2016 and for Fourth Quarter 2016

For Fourth Quarter 2016, ATA expects net revenues of between RMB43.0 million and RMB48.0 million.

For Fiscal Year 2016, ATA expects net revenues of between RMB410.0 million and RMB420.0 million and non-GAAP net income of between RMB29.0 million and RMB34.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the consumer market, all of which are at an early stage of business development, as well as unbudgeted expenses related to the listing of ATA Online’s shares on the New Third Board.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2016	Actual for the year ended March 31, 2015

Net Revenues	410.0-420.0	350.2
Non-GAAP Net Income	29.0-34.0	31.2

	Estimated for the quarter ending March 31, 2016	Actual for the quarter ended March 31, 2015

Net Revenues	43.0-48.0	40.3

Mr. Ma concluded, “ATA has made significant progress on its ongoing goal of growing its core testing services business during Fiscal Year 2016. With the successful listing of our subsidiary ATA Online to the New Third Board, we are increasingly optimistic about this business’ long-term growth potential, which has been validated by the various new client relationships we have established over the course of this year. We recently announced that during the recently completed bidding process, ATA was not selected to be the service provider for the computer-based SAC exam during calendar years 2016-2017. While disappointed in this result, we remain confident in the superiority of our service offerings and our ability to secure new business. We do not expect the loss of the SAC exam to impact our Fiscal Year 2016 results, and given our strong performance in Third Quarter 2016, ATA is raising its net revenue guidance for Fiscal Year 2016. ATA is focused on leveraging its core competency in advanced testing technologies in the education and recruitment industries, which it believes will benefit prospective job seekers and employers alike. This Company was founded upon the idea of providing individuals with fair and objective access to life’s opportunities. We remain committed to this mission and serving individuals, corporations, and government institutions in pursuit of these ideals.”

These are ATA’s current projections, which are subject to change. You are cautioned that the operating results in Third Quarter 2016 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Friday, February 19, 2016, during which management will discuss the results of Third Quarter 2016. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	25353232

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/13204.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of December 31, 2015, ATA’s test center network comprised 3,250 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 75.4 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the Fourth Quarter 2016 and Fiscal Year 2016 and statements regarding market demand and trends, the establishment of new client relationships in the private sector, the delivery of the first computer-based National Tax Adviser Occupational Qualification Exam in February 2016, the successful transition of certain exams from a traditional paper-and-pen format to a technology-based platform, and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2015, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2015.

The selected unaudited financial results for the Third Quarter 2016 announced today are subject to adjustments. The anticipated results for the Third Quarter 2016 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Third Quarter 2016 ended December 31, 2015, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.4778 to US$1.00, the noon buying rate as of December 31, 2015, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Shelly Jiang, Interim CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5500	415-568-2255
jiangyan@atai.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	December 31,
	2015	2015	2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalent	240,295,371	283,662,771	43,789,986
Accounts receivable, net	48,150,046	70,097,890	10,821,250
Prepaid expenses and other current assets	24,505,249	16,484,252	2,544,730
Total current assets	312,950,666	370,244,913	57,155,966

Equity method investments	35,729,848	51,990,611	8,025,967
Property and equipment, net	62,720,375	58,306,034	9,000,901
Goodwill	31,011,902	31,011,902	4,787,413
Intangible assets, net	943,769	799,114	123,362
Other assets	11,887,740	11,060,527	1,707,451
Total assets	455,244,300	523,413,101	80,801,060

Current liabilities:
Accrued expenses and other payables	54,415,425	96,234,188	14,855,998
Deferred revenues	21,742,735	9,971,800	1,539,381
Total current liabilities	76,158,160	106,205,988	16,395,379

Deferred revenues	1,763,732	1,474,890	227,684
Total liabilities	77,921,892	107,680,878	16,623,063

Shareholders’ equity:
Common shares	3,513,718	3,526,080	544,333
Treasury shares	(8,201,045)	(20,353,227)	(3,141,997)
Additional paid-in capital	387,502,800	394,528,392	60,904,689
Accumulated other comprehensive loss	(27,176,682)	(25,075,067)	(3,870,923)
Retained earnings	21,683,617	63,106,045	9,741,895
Total shareholders’ equity	377,322,408	415,732,223	64,177,997
Total liabilities and shareholders’ equity	455,244,300	523,413,101	80,801,060

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2014	2015	2015
	RMB	RMB	USD
Net revenues:
Testing services	108,198,256	210,064,404	32,428,356
Test preparation and training solutions	2,141,624	2,089,850	322,617
Other revenue	12,708,009	9,283,546	1,433,133
Total net revenues	123,047,889	221,437,800	34,184,106
Cost of revenues	58,968,192	111,724,333	17,247,265
Gross profit	64,079,697	109,713,467	16,936,841

Operating expenses:
Research and development	10,327,927	10,202,749	1,575,033
Sales and marketing	13,971,798	11,560,698	1,784,664
General and administrative	9,410,418	18,019,413	2,781,718
Total operating expenses	33,710,143	39,782,860	6,141,415
Income from operations	30,369,554	69,930,607	10,795,426

Other income (expense):
Share of losses of equity method investment	—	(3,088,379)	(476,764)
Interest income	953,792	1,025,961	158,381
Foreign currency exchange loss, net	(405,182)	(12,050)	(1,860)
Total other income (loss)	548,610	(2,074,468)	(320,243)
Income before income taxes	30,918,164	67,856,139	10,475,183

Income tax expense	6,300,374	18,503,128	2,856,391
Net income	24,617,790	49,353,011	7,618,792

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(297,562)	597,630	92,258
Comprehensive income	24,320,228	49,950,641	7,711,050

Basic earnings per common share	0.53	1.08	0.17

Diluted earnings per common share	0.53	1.08	0.17

Basic earnings per ADS	1.06	2.16	0.34

Diluted earnings per ADS	1.06	2.16	0.34

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine-month Period Ended
	December 31,	December 31,	December 31,
	2014	2015	2015
	RMB	RMB	USD
Net revenues:
Testing services	284,050,026	346,587,320	53,503,862
Test preparation and training solutions	4,738,454	4,638,311	716,032
Other revenue	21,054,832	21,176,847	3,269,142
Total net revenues	309,843,312	372,402,478	57,489,036
Cost of revenues	151,758,567	184,167,192	28,430,515
Gross profit	158,084,745	188,235,286	29,058,521

Operating expenses:
Research and development	29,144,814	27,378,953	4,226,582
Sales and marketing	36,823,489	31,830,665	4,913,808
General and administrative	44,578,199	62,502,235	9,648,682
Total operating expenses	110,546,502	121,711,853	18,789,072
Income from operations	47,538,243	66,523,433	10,269,449

Other income (expense):
Share of losses of equity method investment	—	(5,582,625)	(861,809)
Interest income	2,777,842	2,460,998	379,913
Foreign currency exchange loss, net	(1,028,616)	(1,501,766)	(231,833)
Total other income (loss)	1,749,226	(4,623,393)	(713,729)
Income before income taxes	49,287,469	61,900,040	9,555,720

Income tax expense	11,233,268	20,477,612	3,161,199
Net income	38,054,201	41,422,428	6,394,521

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(278,548)	2,101,615	324,433
Comprehensive income	37,775,653	43,524,043	6,718,954

Basic earnings per common share	0.82	0.90	0.14

Diluted earnings per common share	0.82	0.90	0.14

Basic earnings per ADS	1.64	1.80	0.28

Diluted earnings per ADS	1.64	1.80	0.28

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Nine-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2014	2015	2014	2015
	RMB	RMB	RMB	RMB

GAAP net income	24,617,790	49,353,011	38,054,201	41,422,428
Share-based compensation expenses	(3,257,751)	2,000,717	2,440,039	7,756,287
Foreign currency exchange loss, net	405,182	12,050	1,028,616	1,501,766
Non-GAAP net income	21,765,221	51,365,778	41,522,856	50,680,481

GAAP earnings per common share
Basic	0.53	1.08	0.82	0.90
Diluted	0.53	1.08	0.82	0.90

Non-GAAP earnings per common share
Basic	0.47	1.12	0.89	1.10
Diluted	0.47	1.12	0.89	1.10